UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number: Expires: Estimated average burden hours per response	3235-0058 May 31, 2012 2.50
SEC FILE NUMBER 000-53099
NOTIFICATION OF LATE FILING	CUSIP NUMBER 456573 10 4

(Check one):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    September 30, 2010

[ ]  Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	INDUSTRY CONCEPT HOLDINGS, INC.

Former Name if Applicable:	Your Way Holding Corp.

Address of Principal Executive Office
(Street and Number):	4501 E 50th St.

City, State and Zip Code:	Vernon CA 90058

PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

   The final adjustments could not be completed in time to timely file. The Company will file the Form 10-Q by the extension date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

AJ Payne	(323)	585-5281
Name	(Area Code)	(Telephone Number)

     (2)  Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s). [X] Yes [ ] No

     (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INDUSTRY CONCEPT HOLDINGS, INC.
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2010
INDUSTRY CONCEPT HOLDINGS, INC.

	By	/s/ Andea J. Payne
Andrea J. Payne, Secretary